SO 3/5/03

AB

03012546

SECURITIES [illegible] COMMISSION
[illegible], D.C. 20549

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SEC MAIL RECEIVED FEB 24 2003 WASH. D.C. 155 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49034

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/31/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMEREST Securities INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

AMEREST SECURITIES 2200 ROSS AVE., CHASE TOWER STE.5300
(No. and Street)

DALLAS (City) TX (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KRIS D. HINCKLEY 972-556-1190
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANCE, HINCKLEY & CO., LLP
(Name — if individual, state last, first, middle name)

433 E. LAS COLINAS BLVD., STE. 1290 (Address) IRVING (City) TX (State) 75039 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, AL PARVIZIAN, swear (or affirm) that, t best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the fi AMEREST SECURITIES, DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the com nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as th a customer, except as follows:

SHANNON STURDIVANT
Notary Public, State of Texas
My Commission Expires
October 04, 2006

Shannon Sturdivant
Notary Public

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of XXXXXXXXXXXXXXXXXX. Cash Flow.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 an Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of solidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous a

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMEREST SECURITIES, INC.
AUDITED FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
DECEMBER 31, 2002 AND 2001

Prepared By Dance, Hinckley, and Company, LLP
2300 Highland Village Rd., Suite 650
Highland Village, TX 75077
972-317-9575

DANCE, HINCKLEY & CO., LLP

A Limited Liability Partnership
CERTIFIED PUBLIC ACCOUNTANTS
2300 Highland Village Rd.
Suite 650
Highland Village, Texas 75077

Phone: 972-317-9575
Fax: 972-966-0142

To the Board of Directors and Stockholder
of Amerest Securities, Inc.

We have audited the accompanying balance sheet of Amerest Securities, Inc. (a Texas corporation) as of December 31, 2002, and the related statements of income, changes in stockholders' equity, liabilities subordinated to the claims of creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Amerest Securities, Inc. as of December 31, 2001 were audited by other auditors whose report dated February 20, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amerest Securities, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dance, Hinckley & Co., LLP

Highland Village, Texas
January 30, 2003

AMEREST SECURITIES, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS:		
Cash	$ 29,691	$ 21,515
Accounts receivable-affiliate (Note 3)	11,300	7,500
Prepaid expense	24,825	25,808
Other assets	-	3,093
Total Current Assets	65,816	57,916
TOTAL ASSETS	$ 65,816	$ 57,916

LIABILITIES AND STOCKHOLDER EQUITY

	2002	2001
CURRENT LIABILITIES:		
Accrued expenses	$ 8,000	$ 10,780
Income taxes payable	1,082	-
Total Current Liabilities	9,082	10,780
STOCKHOLDER EQUITY :		
Common stock, $.01 par value, 5,000,000 shares authorized, 100,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	22,444	22,444
Retained earnings	33,290	23,692
Total Stockholder Equity	56,734	47,136
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$ 65,816	$ 57,916

See accompanying notes and auditors' report

AMEREST SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES (Note 3):		
Commission income	$ 955,364	$ 857,412
Interest income	924	1,046
Total income	956,288	858,458
EXPENSES:		
Commissions	817,703	738,620
Other operating expenses	78,857	54,206
Registration expense	48,435	64,339
Total expenses	944,995	857,165
INCOME BEFORE INCOME TAXES	11,293	1,293
CURRENT PROVISION FOR INCOME TAXES (Note 4)	1,694	108
NET INCOME	$ 9,599	$ 1,185

See accompanying notes and auditors' report

AMEREST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
BALANCE, DECEMBER 31, 2000	$ 1,000	$ 22,444	$ 22,506	$ 45,950
Net Income			1,185	1,185
BALANCE, DECEMBER 31, 2001	1,000	22,444	23,691	47,135
Net Income			9,599	9,599
BALANCE, DECEMBER 31, 2002	$ 1,000	$ 22,444	$ 33,290	$ 56,734

AMEREST SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDEDS DECEMBER 31, 2000 AND 1999

	2002	2001
Cash flows from operating activities -		
Net income (loss)	$ 9,599	$ 1,185
Adjustments to reconcile net earnings to net cash provided (used) by operating activities -		
Net Change:		
Accounts receivable - affiliate	(3,800)	(500)
Accounts receivable-other	3,093	(3,093)
Prepaid Expenses	982	(4,593)
Accounts payable-trade	0	0
Accrued expenses	(2,780)	3,781
Taxes payable	1,082	(2,009)
Net cash provided by operating activities	(1,423)	(6,414)
Net change in cash	8,176	(5,229)
Cash at the beginning of the year	21,515	26,744
Cash at end of year	$ 29,691	$ 21,515

Supplemental Disclosures of Cash Flow Information

	2002	2001
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ 1,694	$ 2,728

See accompanying notes and auditors' report

AMEREST SECURITIES, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO THE CLAIMS OF CREDITORS
DECEMBER 31, 2002 AND 2001

The Company had no liabilities subordinated to creditors at December 31, 2002, nor at December 31, 2001.

The accompanying notes are an integral part of these financial statements.

AMEREST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 AND 2001

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization –

Amerest Securities, Inc. (the Company), a Texas Corporation was incorporated in May 1996. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in the state of Texas. It is a member of the National Association of Securities Dealers (NASD).

Method of Accounting –

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

Cash and cash equivalents –

For the purpose of cash flow, the Company considers financial instruments with the original maturity of three months or less to be cash equivalents.

Basis of presentation –

The financial statements are presented in a comparative year format.

Accounting estimates –

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Income taxes –

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Under SFAS No. 109, an asset and liability tax provision approach is required when applicable. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. There were no deferred tax assets or liabilities for the years ended December 31, 2002 and December 31, 2001.

Adoption of SFSA No. 130 –

The Company adopted SFAS No. 130, Reporting Comprehensive Income. Certain prior year balances have been reclassified in order to conform to the current year presentation.

2) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital of $20,609 and $10,735 respectively, which was $15,609 and $5,735 respectively over the required net capital of $5,000.

3) RELATED PARTY TRANSACTIONS

All of the Company's revenues were generated from an affiliated company (having common ownership): Arcturus Corporation. Commission income from this affiliate was $955,364 and $857,412 for the years ending December 31, 2002 and 2001, respectively. Accounts receivable from affiliate at December 31, 2002 was $11,300 and at December 31, 2001 was $11,593.

4) ECONOMIC DEPENDENCY

All of the Company's business is dependent upon an affiliated company. This affiliated company originates all of the oil and gas joint venture interests marketed by the Company. The loss of these originations could have a material adverse effect on the Company.

SUPPLEMENTARY INFORMATION

AMEREST SECURITIES, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2002

1. Computation of net capital and aggregate indebtedness under Rule 15c3-1

Stockholders' equity	$	56,734
Total stockholder equity		
Less non-allowable assets:		36,125
Net capital		20,609
Minimum net capital required		(5,000)
Excess (deficit) net capital	$	15,609
Aggregate indebtedness to net capital:		
Accounts payable and accrued expenses	$	9,082
Aggregate indebtedness	$	9,082
Ratio: aggregate indebtedness to net capital		.44 to 1

The difference between the above computation of net capital rule 15c3-1 and that filed with the Company's unaudited December 31, 2002 Focus Report is as follows;

December 31, 2002 FOCUS Report:	$	18,409
Additional prepaid expenses		(24,825)
Additional accounts receivable		(707)
Additional net income		27,732
December 31, 2002 Net Capital	$	20,609

2. Computation for determination of reserve requirements under Rule 15c3-3

The Company operates under the exemptive provisions of paragraph k,(2),I of SEC Rule 15c3-3

3. Information relating to the possession or control requirements under Rule15c3-3

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer's funds or securities as of December 31, 2002

DANCE, HINCKLEY & CO., LLP

A Limited Liability Partnership
CERTIFIED PUBLIC ACCOUNTANTS
2300 Highland Village Rd.
Suite 650
Highland Village, Texas 75077

Phone: 972-317-9575
Fax: 972-966-0142

Board of Directors
Amerest Securities, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Amerest Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dance, Hinckley & Co., LLP

Highland Village, Texas
January 30, 2003